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                            November 4, 2020

       David Sgro
       Chief Executive Officer
       Legato Merger Corp.
       777 Third Avenue
       37th Floor
       New York, NY 10017

                                                        Re: Legato Merger Corp.
                                                            Amendment No. 2 to
Form S-1
                                                            Filed October 30,
2020
                                                            File No. 333-248997

       Dear Mr. Sgro :

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-1

       Cover Page

   1. We note your disclosure that members of your sponsor are not affiliated with your management. Please
advise how you made this determination in light of their affiliation with your sponsor, of
which your Chief Executive Officer is the managing
                                                        member. Please also
clarify that the sponsor members are affiliates of the company.
   2. We note you have revised your disclosure to state that nine members of your sponsor have indicated their
interest to purchase up to 90% of the units being offered. Please identify these sponsor members,
and revise disclosure to provide a representation that
                                                        these sponsor members
will acquire the units with the investment intent to hold the units.
 David Sgro
Legato Merger Corp.
November 4, 2020
Page 2
       Please also clarify here and throughout your prospectus whether these purchasers will have the same redemption rights and rights to funds in the trust account with respect to units purchased in this offering as those afforded to the public stockholders. Please also highlight whether the purchase of 90% of the offering by affiliates of the sponsor and the company distinguishes this offering from other SPAC offerings.
Risk Factors, page 17

3. We note your risk factor disclosures on pages 23 and 27 regarding the impact of the sale of 90% of units to sponsor members on listing and voting. Please revise the risk factor on page 23 and add disclosure under "Listing of Our Securities" on page 80 to provide a more definitive statement regarding your ability to meet NASAQ's listing requirements, and disclose the specific listing requirements and limitations that would be not be met if the sponsor members purchase 15,750,000 Units in the offering. Please also add a separate risk factor regarding the potential material impact of a reduced pubic float on the public investors.
Principal Stockholders, page 72

4. Revise the beneficial ownership table to disclose the shares included in any private units to be acquired or beneficially owned by the principal stockholders. Shares Eligible for Future Sale, page 83

5. Please address the application of Rule 144 to sales of securities by sponsor affiliates who have indicated an interest in purchasing 90% of the offering.
       You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Sgro
                                                             Division of
Corporation Finance
Comapany NameLegato Merger Corp.
                                                             Office of Real
Estate & Construction
November 4, 2020 Page 2
cc:       Jeffrey M. Gallant, Esq.
FirstName LastName